Subject to Completion Preliminary Term Sheet dated December 7, 2021

Filed Pursuant to Rule 433
Registration Statement No. 333-257113
(To Prospectus dated September 2, 2021,
Prospectus Supplement dated September 2, 2021 and
Product Supplement EQUITY ARN-1 dated September 24, 2021)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	December , 2021 January , 2022 February , 2023
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to

a Basket of Two Commodity Trusts

▪       Maturity of approximately 14 months

▪       3-to-1 upside exposure to increases in the Basket, subject to a capped return of [17.50% to 21.50%]

▪       1-to-1 downside exposure to decreases in the Basket, with up to 100% of your investment at risk

▪       The Basket will be comprised of the SPDR® Gold Trust and the iShares® Silver Trust. On the pricing date, each of the SPDR® Gold Trust and the iShares® Silver Trust will be given an initial weight of 50.00%

▪       All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

▪       No periodic interest payments

▪       In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

▪       Limited secondary market liquidity, with no exchange listing

▪       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.436 and $9.754 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to CIBC	$9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

December  , 2021

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

Summary

The Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February  , 2023 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is a basket of two commodity trusts (the “Basket”) as described below, is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the SPDR® Gold Trust and the iShares® Silver Trust (each, a “Basket Component”). On the pricing date, each of the SPDR® Gold Trust (the “GLD”) and the iShares® Silver Trust (the “SLV”) will be given an initial weight of 50.00%

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes		Redemption Amount Determination

Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An equally weighted basket of two commodity trusts comprised of the SPDR® Gold Trust (Bloomberg symbol: “GLD”) and the iShares® Silver Trust (Bloomberg symbol: “SLV”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The value of the Basket on the calculation day, calculated as specified in “The Basket” on page TS-9.
Participation Rate:	300%
Capped Value:	[$11.75 to $12.15] per unit, which represents a return of [17.50% to 21.50%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described on page TS-9.
Price Multiplier:	1 for each Basket Component, subject to adjustment for certain corporate events relating to that Basket Component, as described beginning on page PS-25 of product supplement EQUITY ARN-1.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY ARN-1 dated September 24, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921119216/tm2126716d44_424b5.htm

▪	Prospectus supplement dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

▪	Prospectus dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Basket Components or the assets held by the Basket Components.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on shares of the Basket Components or the assets held by the Basket Components.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $11.95 per unit (the midpoint of the Capped Value range of [$11.75 to $12.15]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Participation Rate of 300%, a hypothetical Capped Value of $11.95 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Components, see “The Basket Components” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
106.50	6.50%	$11.95(2)	19.50%
120.00	20.00%	$11.95	19.50%
150.00	50.00%	$11.95	19.50%
200.00	100.00%	$11.95	19.50%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	50.00

= $5.00 Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00

= $10.90 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00

= $19.00, however, because the Redemption Amount for the notes cannot exceed the hypothetical Capped Value, the Redemption Amount will be $11.95 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY ARN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components or the assets held by the Basket Components.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-15, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Basket, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S, BofAS or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S, BofAS or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Basket Components or the assets held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

Market Measure-related Risks

▪	Changes in the price of one Basket Component may be offset by changes in the price of the other Basket Component.

▪	The sponsor and the investment advisor of a Basket Component may adjust that Basket Component in a way that could adversely affect the price of that Basket Component and consequently, the return on the notes, and have no obligation to consider your interests.

▪	As a noteholder, you will have no rights to receive shares of the Basket Components or the assets held by the Basket Components, and you will not be entitled to receive dividends or other distributions on the Basket Components.

▪	There are liquidity and management risks associated with the Basket Components.

▪	The performance of a Basket Component may not correlate with the performance of the asset held by that Basket Component as well as the net asset value per share of that Basket Component, especially during periods of market volatility when the liquidity and the market price of shares of that Basket Component and/or the asset held by that Basket Component may be adversely affected, sometimes materially.

▪	Risks associated with the assets held by the Basket Components will affect the share prices of the Basket Components and hence, the value of the notes.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Basket Components. See “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-25 of product supplement EQUITY ARN-1.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-36 of product supplement EQUITY ARN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. Each Basket Component holds a single commodity and not diverse basket of commodities or components of a broad-based commodity index. Each Basket Component’s asset may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the notes carry greater risk and may be more volatile than notes linked to the prices of more commodities or a broad-based commodity index

Gold prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the GLD. The investment objective of the GLD is to reflect the performance of the price of gold bullion, less the GLD’s expenses. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile. Consequently, the performance of the GLD and the return on the notes could be adversely affected.

The performance of the SLV may be adversely influenced by silver prices, which may change unpredictably and adversely affect the value of the notes in unforeseeable ways. The SLV primarily holds silver. Although the price of the SLV is not necessarily representative of silver price, the price of the SLV may be adversely affected by silver prices. Those prices are subject to volatile price movements over short periods of time, represent trading in commodities markets, which are substantially different from equities markets, and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.

Silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs, and short-term changes in supply and demand because of trading activities in the silver markets. It is

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

not possible to predict the aggregate effects of all or any combination of these factors. Any negative developments with respect to these factors may have an adverse effect on silver prices and, as a result, on the price of the SLV. In addition, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting silver prices than a different investment linked to a more broadly diversified group of commodities. All of these factors could adversely affect the price of the SLV and, therefore, the return on the notes.

The price of a Basket Component may not fully replicate the price of gold or silver, as applicable. The performance of a Basket Component may not fully replicate the price of gold or silver, as applicable, due to the fees and expenses charged by that Basket Component, restrictions on access to gold or silver or other circumstances. A Basket Component does not generate any income and as a Basket Component regularly sells its asset to pay for its ongoing expenses, the amount of asset represented by that Basket Component has gradually declined over time. A Basket Component sells its asset to pay expenses on an ongoing basis irrespective of whether the trading price of its asset rises or falls in response to changes in the price of its asset. The sale of a Basket Component’s asset to pay expenses at a time of low asset prices could adversely affect the value of that Basket Component. Additionally, there is a risk that part or all of a Basket Component’s asset could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

There are risks relating to commodities trading on the London Bullion Market Association. The value of the Basket Components are closely related to the price of gold and silver. Gold and silver are traded on the London Bullion Market Association (the “LBMA”). The LBMA is a self-regulated association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold and silver prices as a global benchmark for the value of gold and silver may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section entitled “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” beginning on page PS-29 of product supplement EQUITY ARN-1.

If December 1, 2021 were the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
The SPDR® Gold Trust	GLD	50.00%	$166.16	0.30091478	50.00
The iShares® Silver Trust	SLV	50.00%	$20.57	2.43072436	50.00
				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-29 of product supplement EQUITY ARN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component or the pricing date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise.

(2)	These were the Closing Market Prices of the Basket Components on December 1, 2021.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on December 1, 2021 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of (a) the Closing Market Price for each Basket Component on the calculation day (multiplied by its Price Multiplier on such day) and (b) the Component Ratio applicable to such Basket Component. The Price Multiplier for each Basket Component will initially be 1, and is subject to adjustment as described in product supplement EQUITY ARN-1.

If, for any Basket Component (an “Affected Basket Component”), (i) a Market Disruption Event occurs on the scheduled calculation day or (ii) the scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration or otherwise, the calculation agent will determine the Closing Market Prices of the Basket Components for the calculation day, and as a result, the Ending Value, as follows:

•	The Closing Market Price for each Basket Component that is an Affected Basket Component will be its Closing Market Price on the scheduled calculation day.
•	The Closing Market Price for each Basket Component that is an Affected Basket Component will be its Closing Market Price on the immediately succeeding Market Measure Business Day on which no Market Disruption Event occurs or is continuing; provided that the Closing Market Price of that Basket Component will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable on a date no later than the second scheduled Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event or non-Market Measure Business Day on that day.

To the extent the postponement of the calculation day and other terms described in this term sheet are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, this term sheet shall control.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2011 through December 1, 2021. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the Closing Market Prices of the Basket Components as of December 31, 2010, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Two Commodity Trusts, due February , 2023

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, World Gold Trust Services, LLC, the sponsor of the GLD, and iShares Delaware Trust Sponsor LLC (“iShares Delaware”), the sponsor of the SLV. The consequences of any discontinuance of the Basket Components are discussed in the section entitled “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-28 of product supplement EQUITY ARN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Basket Components, or any successor Basket Component.

The SPDR® Gold Trust

The SPDR® Gold Trust is an investment trust that seeks to reflect the performance of the price of gold bullion, less the expenses of the Trust’s operations. Information provided to or filed with the SEC pursuant to the Securities Act can be located by reference to SEC CIK number 1222333 and file number 001-32356, through the SEC’s website at http://www.sec.gov. The shares of the GLD trades on the NYSE Arca under the symbol “GLD.”

The GLD issues SPDR® Gold Shares (the “Shares”), which represent units of fractional undivided beneficial interest in and ownership of the GLD . BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the GLD , or the Trustee, HSBC Bank plc is the custodian of the GLD (the “Custodian”), and State Street Global Advisors Funds Distributors, LLC (formerly State Street Global Markets, LLC) is the marketing agent of the GLD (the “Marketing Agent”). The GLD intends to issue additional Shares on a continuous basis through its Trustee. The GLD is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.

The Shares may be purchased from the GLD only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a “Basket”). The GLD issues Shares in Baskets to certain authorized participants (the “Authorized Participants”), on an ongoing basis. Baskets are offered continuously at the net asset value (the “NAV”), for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.

The investment objective of the GLD is to reflect the performance of the price of gold bullion, less the GLD ’s expenses. The GLD holds gold bars. The GLD issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.

The Shares represent units of fractional undivided beneficial interest in and ownership of the GLD , the primary asset of which is allocated (or secured) gold. The GLD is not managed like a corporation or an active investment vehicle. The gold held by the GLD will be sold only: (1) on an as-needed basis to pay the GLD ’s expenses, (2) in the event the GLD terminates and liquidates its assets or (3) as otherwise required by law or regulation.

Creation and Redemption

The GLD creates and redeems the Shares from time to time, but only in one or more Baskets. The creation and redemption of Baskets requires the delivery to the GLD or the distribution by the GLD of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The initial amount of gold required for deposit with the GLD to create shares for the period from the formation of the GLD to the first day of trading of the Shares on the NYSE was 10,000 ounces per Basket. The number of ounces of gold required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the GLD ’s expenses and the sale of the GLD ’s gold to pay the GLD ’s expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors.

Valuation of Gold; Computation of Net Asset Value

The Trustee determines the NAV of the GLD on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the LBMA, administered by the ICE Benchmark Administration (the “IBA”), which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the GLD is the aggregate value of the GLD ’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the GLD ’s NAV, the Trustee values the gold held by the GLD based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.

The Custodian is HSBC Bank plc and is responsible for the safekeeping of the GLD ’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the GLD through gold

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accounts it maintains for Authorized Participants and the GLD . The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

The following graph shows the daily historical performance of the GLD on its primary exchange in the period from January 1, 2010 through December 1, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On December 1, 2021, the Closing Market Price of the GLD was $166.16. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the SPDR® Gold Trust

This historical data on the GLD is not necessarily indicative of the future performance of the GLD or what the value of the notes may be. Any historical upward or downward trend in the price per share of the GLD during any period set forth above is not an indication that the price per share of the GLD is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the GLD.

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The iShares® Silver Trust

The iShares Silver Trust® trades under the ticker symbol “SLV” on NYSE Arca, Inc. The Bank of New York Mellon is the trustee of the SLV , and JPMorgan Chase Bank, N.A., London branch is the custodian of the SLV.

The SLV seeks to reflect generally the price of silver before the payment of its expenses and liabilities. The assets of the SLV consist primarily of silver held by the custodian on behalf of the SLV . The SLV issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares. The shares of the SLV are intended to constitute a simple and cost-effective means of making an investment similar to an investment in silver.

The shares of the SLV represent units of fractional undivided beneficial interest in and ownership of the SLV . The SLV is a passive investment vehicle and the trustee of the SLV does not actively manage the silver held by the SLV . The trustee of the SLV sells silver held by the SLV to pay the SLV ’s expenses on an as-needed basis irrespective of then-current silver prices. Currently, the SLV ’s only ordinary recurring expense is expected to be iShares Delaware’s fee, which is accrued daily at an annualized rate equal to 0.50% of the net asset value of the SLV and is payable monthly in arrears. The trustee of the SLV will, when directed by iShares Delaware, and, in the absence of such direction, may, in its discretion, sell silver in such quantity and at such times as may be necessary to permit payment of iShares Delaware’s fee and of SLV expenses or liabilities not assumed by iShares Delaware.

Information provided to or filed with the SEC by the SLV pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-239613 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. According to the SLV ’s prospectus, the SLV is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act and is not subject to regulation thereunder. The SLV is not a commodity pool within the meaning of the Commodity Exchange Act, as amended and is not subject to regulation thereunder, and iShares Delaware is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

The following graph shows the daily historical performance of the SLV on its primary exchange in the period from January 1, 2011 through December 1, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On December 1, 2021, the Closing Market Price of the SLV was $20.57. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the iShares® Silver Trust

This historical data on the SLV is not necessarily indicative of the future performance of the SLV or what the value of the notes may be. Any historical upward or downward trend in the price of the SLV during any period set forth above is not an indication that the price of the SLV is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the SLV.

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Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-7 of product supplement EQUITY ARN-1 and “Use of Proceeds” on page S-16 of prospectus supplement.

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Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” in product supplement EQUITY ARN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, subject to the discussion in the product supplement concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “U.S. Federal Income Tax Summary—Non-U.S. Holders” in product supplement EQUITY ARN-1.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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